Exhibit 13.1



LMP Automotive Holdings, Inc.

Forward-Looking Statements

Legal Disclaimer

No money or other consideration is being solicited at this time with respect to an offering under Regulation A of the Securities Act of 1933, as amended, and if sent in response for such an offering, it will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A until an offering statement is qualified by the U. S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A offering is non-binding and involves no obligation or commitment of any kind.

An investment in LMP has a high degree of risk including the lack of a listed market for its securities, as well as other risks common to Regulation A investments generally, including, but not limited to, a small equity market capitalization and lack of public float, which may impair the liquidity of these investments. LMP can make no assurances about the success of its products, licensing or marketing efforts, or their ability to qualify for a listing on a national, or any other, securities exchange; consequently, investors in LMP may lose some or all of their investments.

Specific Risks of the LMP Offering

In addition to the general risk of investment in a Regulation A Offering such as LMP as discussed on the immediately previous page, there are a number of risks associated with an investment in LMP's business specifically.   These risks are detailed on pages 6-25 of LMP's Offering Circular (Form 1-A) filed with the Securities and Exchange Commission ("SEC"), which all prospective investors in LMP's Regulation A Offering should carefully consider in their entirety.

Such risks include, but are not limited to:

- A limited operating history, which makes it difficult for LMP and its executives to evaluate its future business prospects and make decisions based on its expected future performance

- LMP participates in the highly competitive automotive industry; pressure from existing and new companies, as well as new and emerging distribution channels and/or technologies, may adversely affect LMP's expected operating results

- LMP's business is dependent on a larger automotive ecosystem, including consumer demand, global supply chain changes and other macroeconomic issues

- LMP depends on its e-commerce business. Its failure to manage this business and deliver a seamless online experience to its customers could have an adverse effect on its growth strategy, business, financial condition, operating results, and prospects

- Vehicle subscription is a relatively new business model, and may not be widely adopted

- LMP faces risks from the use of its vehicles by both rental and subscription customers

- LMP has significant geographic concentration of sales and services in the Southeast Florida automotive market

- Dependence on key personnel to operate its business, and if LMP is unable to retain, attract and integrate qualified personnel, its ability to grow its business could be harmed

- LMP intends to acquire other companies and/or technologies, which could divert its management's attention, result in additional dilution to its stockholders, and otherwise disrupt its operations and harm its operating results

- LMP expects that it will require additional debt and equity capital to pursue its business objectives and respond to business opportunities, challenges, and/or other unforeseen circumstances. If such capital is not made available to LMP, or not available on favorable terms, LMP's business, operating results, and financial conditions may be harmed

- LMP's business is dependent on access to a desirable vehicle inventory. Obstacles to acquiring attractive inventory whether due to supply, competition, inability to finance inventory, an inability to expeditiously sell inventory, and other factors, may have a material adverse affect on the Company's business, sales, and results of operations

- As a public reporting company with less than $1.07 billion in our last fiscal year, LMP qualifies as an "emerging growth company" under the Jumpstart Our Business Startups (JOBS) Act.   An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are generally applicable to other public companies

Offering Summary

Issuer	LMP Automotive Holdings, Inc.
Security	Common Stock
Proposed Exchange/Ticker	Nasdaq Capital Market: LMPX
Shares Outstanding Prior to the Offering	24,296,037 shares of Common Stock
Shares Offered	1,000,000 to 2,300,000 shares of Common Stock, including up to 300,000 shares of Common Stock if BSL exercises its over-subscription option.
Expected Price	$5.00 per share
Offering Size	$5,000,000 to $11,500,000, including up to $1,500,000 if BSL exercises its over-subscription option."
Lock-Up Agreement	Six-month lock-up period for all directors, officers and pre-IPO shareholders
Underwriter	Boustead Securities, LLC
Expected Pricing Date	Fall 2018



Our goal is to provide a new and convenient retail experience for people who want to buy, sell, rent, subscribe and finance automobiles all from their desktops and mobile devices, or in person.



We are an e-commerce platform for buying, selling, financing, subscribing to and renting late model pre-owned vehicles .











Buy
Auction
Off-Lease
Fleet Purchase

Rent or Subscribe

Sell

Repeat
Auction
Off-Lease
Fleet Purchase

Our Business

The LMP model aims to disrupt the traditional pre-owned vehicle sales model, by creating operational efficiencies designed to achieve better performance than industry average, while creating a better purchasing, subscribing and renting experience for our customers.



Our platform is designed to provide customers buying, subscribing or renting with the ability to manage the experience all online.



Buy

Auction
Off-Lease
Wholesale Purchase
Fleet Purchase

For pre-owned vehicle customers, we believe our platform offers a broad selection of vehicles at what we consider the best value.

We expect to build fleet inventories through auctions, wholesale and fleet purchases, and off-lease purchases from manufacturers and dealers.



Rent or Subscribe

Seeking to Maximize Revenue per Vehicle Unit

We believe that our platform offers customers seeking rental vehicles proximate to locations next to airports, popular tourist locations and business centers, offering what we consider to be a wide selection of vehicles at competitive rates more favorable rates than on-airport competitors.

Acquired vehicles through our fleet purchasing program are placed into our rental and subscription* fleet.

* Our subscription program is expected to focus on highline or luxury vehicles

 Sell

Vehicles acquired through auction and off-lease are placed on our e-commerce platform for sale nationwide.

After a predetermined time period* and/or mileage is achieved, vehicles purchased in our fleet program are also placed on our eCommerce platform.

* Average 60 days for rental and 120 days for subscriptions





Repeat

Auction
Off-Lease
Wholesale Purchase
Fleet Purchase

We plan to build and rebuild our fleet inventory through free cash flow, financings and opportunistic acquisitions.

Inventory size and pricing are the keys to throughput. Our plan is to establish 4 regional centers throughout the United States.







Revenue Drivers



Used Vehicle Sales



Vehicle Rentals



Vehicle
Subscriptions





Warranty



Finance*



Rental Insurance*

* The Company does not currently offer financing or rental insurance, but may do so at a future date.

Our Markets –
Used Vehicle Sales

39.5 million used vehicles are forecast to be sold in 2018, up from 39.3 million in 2017, at an average price of $19,500.[1]

We believe our markets are highly fragmented. 43,000 used car dealerships with the largest owning about 1.7% market share.[2]



Pre-Owned Vehicle Sales [1]

☐ Total Sales ☐ Franchise Used ☐ Certified Pre-Owned

	2012	2013	2014	2015	2016	2017

$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$-

Our Markets –Rentals

2017 U.S. Car Rental Market [4]

U.S. Cars in Service (Avg.) 2017	# U.S. Locations	2017 U.S. Revenue Est. (in millions)	2016 U.S. Revenue (in millions)
2,186,700	19,643	28,626	28,439

- $29 billion in annual revenues.

- Rental fleet in U.S. of approximately 2.2 million units.

- Avg. revenue per unit per month is approximately $1,091 [5]



What we Consider Our Competitive Advantages

Integrated Online Brick & Mortar Strategy

Centralization and automation of key back office functions reduces key costs.

Cycle of "Buy, Rent or Subscribe, Sell & Repeat"

Expected to minimize cost and maximize revenue per unit, while providing a constant supply of vehicles for our e-commerce platform.

Leadership

We believe our management capabilities and understanding of the emerging mobility marketplace provides a competitive advantage in our market.



Growth Strategy

Sales

- Increase sales through increasing the size of our inventory

  Build inventory through auction, wholesale dealer and manufacturer excess inventory off-lease and fleet rental purchases. In addition, we expect to make opportunistic and accretive acquisitions

- Increase sales through offering value

  We believe value for the consumer is created through a combination of price, selection, transparency, credibility and transaction experience

Rentals

- Increase rentals through well-stocked inventory and selection

  We believe that consumers want to drive a vehicle similar to the one they have at home when they travel including high-line vehicles at attractive rates

- Proximity of our locations to airports, popular tourist destinations, and business centers

  Maximize traffic by having locations next to airports, popular tourist destinations, and business centers while minimizing cost by establishing locations off-airport

Marketing & Advertising

National Ad Strategy



LMP plans to increase sales by increasing inventory, and then listing vehicles on a number of retail internet sites such as eBay.com, CarGurus.com, CarFax.com and Carsforsale.com. We also expect to maintain our own store within many of these online retail sites.

We utilize social media platforms such as Facebook, Instagram, Google+ and others to build brand awareness, identify and engage potential customers, increase search engine optimization and build our overall business.

Regional Strategy

We expect to benefit from logistical and operational efficiencies through creation of clusters of large, centrally located facilities.

Each facility is expected to be supported by:
- State-of-the-art photo studios that provide optimal visual presentations of each vehicle
- Centralized back office functions
- Pooled inventory database hosted in the cloud



**Planned Facilities
Southeast, Northeast, Midwest and West Regions**

Team

Samer "Sam" Salahel-Din Tawfik is the founder of LMP Automotive Holdings, Inc. and has served as our President, Chief Executive Officer and Chairman of the board of directors since January 2018. Prior to founding LMP Automotive Holdings, Inc., Mr. Tawfik was the founder and Managing Partner of ST RXR Investments, LLC. Mr. Tawfik was also the founder and Chief Executive Officer of Telco Group, Inc. which was acquired by Leucadia National Corp in 2007 and was the founder and Chief Executive Officer of PT-1 Communications, Inc., which was acquired by Star Telecommunications Inc. in 1998. From February 1999 through March 2000, Mr. Tawfik served as a Director of Star Telecommunications, Inc. We believe Mr. Tawfik has extensive experience in technology, finance, banking and statistical science.

Hamed Parhizkar is the Chief Financial Officer of the Company. From September 2017 to June 2018, Mr. Parhizkar served as Chief Financial Officer at Southern United Auto Group. From April 2013 to September 2017, Mr. Parhizkar served as Chief Accounting Officer and Corporate Controller at RML Automotive. Prior to that, Mr. Parhizkar also served as Market Controller at Group 1 Automotive and Regional Area Controller at Penske Automotive Group. Mr. Parhizkar holds a B.A. in Finance from Georgia State University.

Team

William "Billy" Cohen has served as a member of our board of directors and the Lead Independent Director since March 2018. He is currently the Vice Chairman at Newmark Knight Frank. Mr. Cohen has over 38 years' of experience with commercial real estate acquisitions, conflict management, negotiation, fund raising, tenant representation, owner representation, leasing advisory services, property and asset management, and corporate advisory services. Mr. Cohen holds a B.A. in Finance from the University of Miami.

Tarang "TJ" Gupta has served as a member of our board of directors since March 2018. He is the founder and Managing Partner of Riveria Investment Group. Prior to founding Riveria Investment Group, Mr. Gupta was a private equity investor at Stripes Group, where he was responsible for deal execution and portfolio company management across the consumer and technology sectors, and was an investment banker in the mergers and acquisitions group at Houlihan Lokey. Mr. Gupta holds a B.A. in Financial Economics from the University of Virginia.

Derek Goodman has served as a member of our board of directors since June 2018. Mr. Goodman is a Managing Member of Autonomy Capital, a thematic global macro investment firm with a locally focused perspective. From August 2005 to July 2008, Mr. Goodman served as a Managing Director at Millennium Partners and previous to that served at Provident Advisors LLC, both multi-strategy investment firms. Mr. Goodman holds a B.S. in Economics from The Wharton School of the University of Pennsylvania.

Key Takeaways

- Expected Beneficiary of a Paradigm Shift in the Automotive Retail, Rental and Subscription Markets
- Early Mover in the Pre-Owned Vehicle Subscription Market
- Scalable and Differentiated Platform



Sources

Footnotes	Sources
1	Cox Automotive 2018 Used Car Market Report - Page 5/6
2	Carvana S-1 as filed with the SEC on April 4, 2018 – Page 7
3	"The Millennials Are Coming" printed at Automotive News.com on February 27, 2017. – Page 1
4	Auto Rental News 2018 Fact Book. – Page 1
5	"2017 US Car Rental Market Reaches $28.6 Billion" printed at Auto Rental News.com on December 13, 2017. – Page 1

EMAIL #1

SUBJECT LINE: LMP Automotive IPO Reservation Request Due by 10.07.18: LMPX (planned Nasdaq symbol)

Hello *Name*,

 As you may be aware, LMP Automotive Holdings, Inc. (proposed Nasdaq symbol: LMPX) is moving forward with its planned Initial Public Offering (IPO), and is currently receiving reservations for potential subscriptions from interested investors, from now thru September 30, 2018.

LMP Automotive is an e-commerce platform for buying, selling, financing, subscribing to and renting late model pre-owned vehicles that provides a new and convenient retail experience for consumers from their desktops, mobile devices, or in person.

- ***Business Model -*** "Buy, Rent or Subscribe, Sell and Repeat."

"Buy" pre-owned automobiles primarily through auctions or directly from other automobile dealers, and new automobiles from manufacturers and manufacturer distributors at fleet rates. "Rent or Subscribe" by either renting automobiles to customers or allowing them to enter into a subscription plan for automobiles in which customers have use of a vehicle for a minimum of thirty (30) days. "Sell" inventory, including automobiles previously utilized in rental and subscription programs, to customers, and then "Repeat" the whole process.

- ***Differentiation***

Disrupt the traditional pre-owned vehicle sales model, by creating operational efficiencies designed to achieve better performance than industry average, while creating a better purchasing, subscribing, and renting experience for customers.

- ***Business Strategies***

Build and rebuild inventories through fleet purchases, wholesale auctions, off-lease acquisitions and strategic acquisitions. Offer consumers the opportunity to buy, rent or subscribe for automobiles from luxury manufacturers. Consumers are able to select among premium sedans, sport utility vehicles, convertibles and sports cars from brands such as BMW, Mercedes-Benz, Land Rover, Lexus, Audi, Porsche, Ferrari, Lamborghini and others. Establish large, centralized brick and mortar points-of-presence through organic development and/or strategic acquisitions of independent and franchised dealerships and car rental companies clustered in key metropolitan areas.

Attached is the Company's Offering Circular, as well as the LMPX investor presentation.

Below is a link to our filing with the Securities and Exchange Commission:

https://www.sec.gov/Archives/edgar/data/1731727/000121390018012014/f1a2018a1_lmpautomotive.htm

If you are interested in the LMP Automotive IPO, please let us know the dollar amount of your intended subscription, so we can finalize allocations with our underwriter Boustead Securities, by:

1. Going to Online Reservation Form (Click Here) and registering your interest and amount online.

Or 2. Filling out and returning the attached LMPX Reservation Form.

Or 3. Emailing me directly with the subscriber's name, contact information, and reservation amount.

I'm happy to answer any questions you have and get you more information as appropriate, or put you in direct contact with our IPO Underwriter and Nasdaq Sponsor, Boustead Securities.

Sincerely,



LMP Automotive Holdings, Inc.

Forward-Looking Statements

Legal Disclaimer

No money or other consideration is being solicited at this time with respect to an offering under Regulation A of the Securities Act of 1933, as amended, and if sent in response for such an offering, it will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A until an offering statement is qualified by the U. S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A offering is non-binding and involves no obligation or commitment of any kind.

An investment in LMP has a high degree of risk including the lack of a listed market for its securities, as well as other risks common to Regulation A investments generally, including, but not limited to, a small equity market capitalization and lack of public float, which may impair the liquidity of these investments. LMP can make no assurances about the success of its products, licensing or marketing efforts, or their ability to qualify for a listing on a national, or any other, securities exchange; consequently, investors in LMP may lose some or all of their investments.

Specific Risks of the LMP Offering

In addition to the general risk of investment in a Regulation A Offering such as LMP as discussed on the immediately previous page, there are a number of risks associated with an investment in LMP's business specifically.   These risks are detailed on pages 6-25 of LMP's Offering Circular (Form 1-A) filed with the Securities and Exchange Commission ("SEC"), which all prospective investors in LMP's Regulation A Offering should carefully consider in their entirety.

Such risks include, but are not limited to:

• A limited operating history, which makes it difficult for LMP and its executives to evaluate its future business prospects and make decisions based on its expected future performance

• LMP participates in the highly competitive automotive industry; pressure from existing and new companies, as well as new and emerging distribution channels and/or technologies, may adversely affect LMP's expected operating results

• LMP's business is dependent on a larger automotive ecosystem, including consumer demand, global supply chain changes and other macroeconomic issues

• LMP depends on its e-commerce business. Its failure to manage this business and deliver a seamless online experience to its customers could have an adverse effect on its growth strategy, business, financial condition, operating results, and prospects

• Vehicle subscription is a relatively new business model, and may not be widely adopted

• LMP faces risks from the use of its vehicles by both rental and subscription customers

• LMP has significant geographic concentration of sales and services in the Southeast Florida automotive market

• Dependence on key personnel to operate its business, and if LMP is unable to retain, attract and integrate qualified personnel, its ability to grow its business could be harmed

• LMP intends to acquire other companies and/or technologies, which could divert its management's attention, result in additional dilution to its stockholders, and otherwise disrupt its operations and harm its operating results

• LMP expects that it will require additional debt and equity capital to pursue its business objectives and respond to business opportunities, challenges, and/or other unforeseen circumstances. If such capital is not made available to LMP, or not available on favorable terms, LMP's business, operating results, and financial conditions may be harmed

• LMP's business is dependent on access to a desirable vehicle inventory. Obstacles to acquiring attractive inventory whether due to supply, competition, inability to finance inventory, an inability to expeditiously sell inventory, and other factors, may have a material adverse affect on the Company's business, sales, and results of operations

• As a public reporting company with less than $1.07 billion in our last fiscal year, LMP qualifies as an "emerging growth company" under the Jumpstart Our Business Startups (JOBS) Act.   An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are generally applicable to other public companies

Offering Summary

Issuer	LMP Automotive Holdings, Inc.
Security	Common Stock
Proposed Exchange/Ticker	Nasdaq Capital Market: LMPX
Shares Outstanding Prior to the Offering	24,296,037 shares of Common Stock
Shares Offered	1,000,000 to 2,300,000 shares of Common Stock, including up to 300,000 shares of Common Stock if BSL exercises its over-subscription option.
Expected Price	$5.00 per share
Offering Size	$5,000,000 to $11,500,000, including up to $1,500,000 if BSL exercises its over-subscription option."
Lock-Up Agreement	Six-month lock-up period for all directors, officers and pre-IPO shareholders
Underwriter	Boustead Securities, LLC
Expected Pricing Date	Fall 2018

Our goal is to provide a new and convenient retail experience for people who want to buy, sell, rent, subscribe and finance automobiles all from their desktops and mobile devices, or in person.

We are an e-commerce platform for buying, selling, financing, subscribing to and renting late model pre-owned vehicles .

   

Buy
Auction
Off-Lease
Fleet Purchase

Rent or Subscribe

Sell

Repeat
Auction
Off-Lease
Fleet Purchase



Our Business

The LMP model aims to disrupt the traditional pre-owned vehicle sales model, by creating operational efficiencies designed to achieve better performance than industry average, while creating a better purchasing, subscribing and renting experience for our customers.



Our platform is designed to provide customers buying, subscribing or renting with the ability to manage the experience all online.



Buy

Auction
Off-Lease
Wholesale Purchase
Fleet Purchase

For pre-owned vehicle customers, we believe our platform offers a broad selection of vehicles at what we consider the best value.

We expect to build fleet inventories through auctions, wholesale and fleet purchases, and off-lease purchases from manufacturers and dealers.



Rent or Subscribe

Seeking to Maximize Revenue per Vehicle Unit

We believe that our platform offers customers seeking rental vehicles proximate to locations next to airports, popular tourist locations and business centers, offering what we consider to be a wide selection of vehicles at competitive rates more favorable rates than on-airport competitors.

Acquired vehicles through our fleet purchasing program are placed into our rental and subscription* fleet.

* Our subscription program is expected to focus on highline or luxury vehicles

 Sell

Vehicles acquired through auction and off-lease are placed on our e-commerce platform for sale nationwide.

After a predetermined time period* and/or mileage is achieved, vehicles purchased in our fleet program are also placed on our eCommerce platform.

* Average 60 days for rental and 120 days for subscriptions





Repeat

Auction
Off-Lease
Wholesale Purchase
Fleet Purchase

We plan to build and rebuild our fleet inventory through free cash flow, financings and opportunistic acquisitions.

Inventory size and pricing are the keys to throughput. Our plan is to establish 4 regional centers throughout the United States.







Revenue Drivers



Used Vehicle Sales



Vehicle Rentals



Vehicle
Subscriptions





Warranty



Finance*



Rental Insurance*

* The Company does not currently offer financing or rental insurance, but may do so at a future date.

Our Markets –
Used Vehicle Sales

39.5 million used vehicles are forecast to be sold in 2018, up from 39.3 million in 2017, at an average price of $19,500.[1]

We believe our markets are highly fragmented. 43,000 used car dealerships with the largest owning about 1.7% market share.[2]



Pre-Owned Vehicle Sales [1]

Our Markets –Rentals

2017 U.S. Car Rental Market [4]

U.S. Cars in Service (Avg.) 2017	# U.S. Locations	2017 U.S. Revenue Est. (in millions)	2016 U.S. Revenue (in millions)
2,186,700	19,643	28,626	28,439

- $29 billion in annual revenues.

- Rental fleet in U.S. of approximately 2.2 million units.

- Avg. revenue per unit per month is approximately $1,091 [5]



What we Consider Our Competitive Advantages

Integrated Online Brick & Mortar Strategy

Centralization and automation of key back office functions reduces key costs.

Cycle of "Buy, Rent or Subscribe, Sell & Repeat"

Expected to minimize cost and maximize revenue per unit, while providing a constant supply of vehicles for our e-commerce platform.

Leadership

We believe our management capabilities and understanding of the emerging mobility marketplace provides a competitive advantage in our market.



Growth Strategy

Sales

- Increase sales through increasing the size of our inventory

  Build inventory through auction, wholesale dealer and manufacturer excess inventory off-lease and fleet rental purchases. In addition, we expect to make opportunistic and accretive acquisitions

- Increase sales through offering value

  We believe value for the consumer is created through a combination of price, selection, transparency, credibility and transaction experience

Rentals

- Increase rentals through well-stocked inventory and selection

  We believe that consumers want to drive a vehicle similar to the one they have at home when they travel including high-line vehicles at attractive rates

- Proximity of our locations to airports, popular tourist destinations, and business centers

  Maximize traffic by having locations next to airports, popular tourist destinations, and business centers while minimizing cost by establishing locations off-airport

Marketing & Advertising

National Ad Strategy



LMP plans to increase sales by increasing inventory, and then listing vehicles on a number of retail internet sites such as eBay.com, CarGurus.com, CarFax.com and Carsforsale.com. We also expect to maintain our own store within many of these online retail sites.

We utilize social media platforms such as Facebook, Instagram, Google+ and others to build brand awareness, identify and engage potential customers, increase search engine optimization and build our overall business.

Regional Strategy

We expect to benefit from logistical and operational efficiencies through creation of clusters of large, centrally located facilities.

Each facility is expected to be supported by:
- State-of-the-art photo studios that provide optimal visual presentations of each vehicle
- Centralized back office functions
- Pooled inventory database hosted in the cloud



**Planned Facilities
Southeast, Northeast, Midwest and West Regions**

Team

Samer "Sam" Salahel-Din Tawfik is the founder of LMP Automotive Holdings, Inc. and has served as our President, Chief Executive Officer and Chairman of the board of directors since January 2018. Prior to founding LMP Automotive Holdings, Inc., Mr. Tawfik was the founder and Managing Partner of ST RXR Investments, LLC. Mr. Tawfik was also the founder and Chief Executive Officer of Telco Group, Inc. which was acquired by Leucadia National Corp in 2007 and was the founder and Chief Executive Officer of PT-1 Communications, Inc., which was acquired by Star Telecommunications Inc. in 1998. From February 1999 through March 2000, Mr. Tawfik served as a Director of Star Telecommunications, Inc. We believe Mr. Tawfik has extensive experience in technology, finance, banking and statistical science.

Hamed Parhizkar is the Chief Financial Officer of the Company. From September 2017 to June 2018, Mr. Parhizkar served as Chief Financial Officer at Southern United Auto Group. From April 2013 to September 2017, Mr. Parhizkar served as Chief Accounting Officer and Corporate Controller at RML Automotive. Prior to that, Mr. Parhizkar also served as Market Controller at Group 1 Automotive and Regional Area Controller at Penske Automotive Group. Mr. Parhizkar holds a B.A. in Finance from Georgia State University.

Team

William "Billy" Cohen has served as a member of our board of directors and the Lead Independent Director since March 2018. He is currently the Vice Chairman at Newmark Knight Frank. Mr. Cohen has over 38 years' of experience with commercial real estate acquisitions, conflict management, negotiation, fund raising, tenant representation, owner representation, leasing advisory services, property and asset management, and corporate advisory services. Mr. Cohen holds a B.A. in Finance from the University of Miami.

Tarang "TJ" Gupta has served as a member of our board of directors since March 2018. He is the founder and Managing Partner of Riveria Investment Group. Prior to founding Riveria Investment Group, Mr. Gupta was a private equity investor at Stripes Group, where he was responsible for deal execution and portfolio company management across the consumer and technology sectors, and was an investment banker in the mergers and acquisitions group at Houlihan Lokey. Mr. Gupta holds a B.A. in Financial Economics from the University of Virginia.

Derek Goodman has served as a member of our board of directors since June 2018. Mr. Goodman is a Managing Member of Autonomy Capital, a thematic global macro investment firm with a locally focused perspective. From August 2005 to July 2008, Mr. Goodman served as a Managing Director at Millennium Partners and previous to that served at Provident Advisors LLC, both multi-strategy investment firms. Mr. Goodman holds a B.S. in Economics from The Wharton School of the University of Pennsylvania.

Key Takeaways

- Expected Beneficiary of a Paradigm Shift in the Automotive Retail, Rental and Subscription Markets
- Early Mover in the Pre-Owned Vehicle Subscription Market
- Scalable and Differentiated Platform



Sources

Footnotes	Sources
1	Cox Automotive 2018 Used Car Market Report - Page 5/6
2	Carvana S-1 as filed with the SEC on April 4, 2018 – Page 7
3	"The Millennials Are Coming" printed at Automotive News.com on February 27, 2017. – Page 1
4	Auto Rental News 2018 Fact Book. – Page 1
5	"2017 US Car Rental Market Reaches $28.6 Billion" printed at Auto Rental News.com on December 13, 2017. – Page 1



LMP AUTOMOTIVE IPO RESERVATION FORM

If you are interested in the LMP Automotive IPO, please let us know the dollar amount of your intended subscription.

NAME: _____

EMAIL: _____

PHONE _____

RESERVATION AMOUNT: $ _____

SIGNATURE / DATE: _____

EMAIL #2

SUBJECT LINE: LMP Automotive IPO Reservation Request Due by 10.07.18: LMPX (planned Nasdaq symbol)

Good afternoon,

As you may be aware, LMP Automotive Holdings, Inc. (proposed Nasdaq symbol: LMPX) (the "Company," "we", "us," "our") is moving forward with its planned initial public offering of common stock (IPO), and is currently receiving reservations for potential subscriptions from interested investors.
The Company is an e-commerce platform for buying, selling, subscribing to and renting late model pre-owned vehicles that we believe provides an attractive and convenient retail experience for consumers from their desktops, mobile devices, or in person.

- **Business Model -** "Buy, Rent or Subscribe, Sell and Repeat."

We "Buy" pre-owned automobiles primarily through auctions or directly from other automobile dealers, and new automobiles from manufacturers and manufacturer distributors at fleet rates. We "Rent or Subscribe" by either renting automobiles to customers or allowing them to enter into a subscription plan for automobiles in which customers have use of a vehicle for a minimum of thirty (30) days. We "Sell" inventory, including automobiles previously utilized in rental and subscription programs, to customers, and then we hope to "Repeat" the whole process.

- **Differentiation**

We intend to disrupt the traditional pre-owned vehicle sales model by creating operational efficiencies that we believe are designed to achieve better performance than industry average, while creating what we consider to be a better customer experience.

- **Business Strategies**

Automobile sourcing and acquisition. We plan to build and rebuild our inventories through fleet purchases, wholesale auctions, off-lease acquisitions and strategic acquisitions. Acquired automobiles are inspected and detailed, and reconditioned if necessary. Automobiles are then placed into our inventory, and descriptive information is uploaded to our e-commerce platform. We then determine which automobiles will be offered for rental and subscription, and which will be offered for sale.

Emphasis on luxury automobiles. We offer our consumers the opportunity to buy, rent or subscribe for automobiles from luxury manufacturers. Consumers are able to select among premium sedans, sport utility vehicles, convertibles and sports cars from brands such as BMW, Mercedes-Benz, Land Rover, Lexus, Audi, Porsche, Ferrari, Lamborghini and others. In addition to luxury vehicles, we also offer vehicles from other manufacturers such as Jeep, Chevrolet, Ford, and GMC.

Building large, centralized and clustered points-of-presence in key metropolitan areas throughout the United States. Our plan is to establish large, centralized brick and mortar points-of-presence through organic development and/or strategic acquisitions of independent and franchised dealerships and car rental companies clustered in key metropolitan areas in order to expand our business. By integrating our platform and services with acquired entities, we seek to quickly and efficiently grow our inventory of automobiles, gain access to new facilities, expand our back-office capabilities and expand our business into new locations.

Attached to this email, you will also find:

1) A copy of the Company's most recent Offering Circular, which can also be found in the form as filed with the Securities and Exchange Commission at:
https://www.sec.gov/Archives/edgar/data/1731727/000121390018012865/f1a2018a2_lmpautomotive.htm

2) The Company's Investor Presentation.

If you are potentially interested in investing in the Company's IPO, please let us know the dollar amount of your intended subscription, so we can finalize allocations with, Boustead Securities, LLC, as underwriter and Nasdaq Sponsor ("Boustead"), by either:

- o   Visiting Reservation Form (Click here) and registering your interest and amount online; or
- o   Filling out and returning the attached LMPX Reservation Form

We are happy to answer any questions you have and get you more information as appropriate or put you in direct contact with Boustead.

Legal Disclaimer
No money or other consideration is being solicited at this time with respect to an offering under Regulation A of the Securities Act of 1933, as amended ("Regulation A"), and if sent in response for such an offering, it will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A until an offering statement is qualified by the U.S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A offering is non-binding and involves no obligation or commitment of any kind. An investment in the Company has a high degree of risk including the lack of a listed market for its securities, as well as other risks common to Regulation A investments generally, including, but not limited to, a small equity market capitalization and lack of public float, which may impair the liquidity of these investments. The Company can make no assurances about the success of its products, licensing or marketing efforts, or their ability to qualify for a listing on a national, or any other, securities exchange; consequently, investors in the Company may lose some or all of their investments.

Thank you,



LMP Automotive Holdings, Inc.

Forward-Looking Statements

This information is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy any security or related financial instrument. The summary may include "forward-looking statements" with the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are usually identified by the use of words such as "anticipates", "believes", "estimates", "expects", "intends", "may", "plans", "projects", "seeks", "should", "will" and variations of such words or similar expressions. LMP Automotive Holdings, Inc. ("LMP"), or Boustead Securities, LLC, ("BSL"), (collectively LMP and BSL together are referred to "we" or us") intend for these forward looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for the purposes of complying with those safe harbor provisions. Similar statements are made in the Offering Circular of LMP. These forward-looking statements reflect, as applicable, our current views about plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that such plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that such plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. For further discussion of the factors that could affect outcomes, please refer to the risk factors set forth in the "Risk Factors" sections of the Final Offering Circular of LMP's Regulation A Offering. Neither LMP nor BSL assume any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The material has been prepared or is distributed solely for information purposes and is not a solicitation or an offer to buy any security or instrument or to participate in any trading strategy. Investors are cautioned that such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from anticipated results. Investing in LMP's securities involves a high degree of risk. LMP is at an early stage of its development, thus LMP's securities may only be appropriate for long-term investment. You should purchase LMP's securities only if you can afford to lose your entire investment.

Legal Disclaimer

No money or other consideration is being solicited at this time with respect to an offering under Regulation A of the Securities Act of 1933, as amended, and if sent in response for such an offering, it will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A until an offering statement is qualified by the U. S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A offering is non-binding and involves no obligation or commitment of any kind.

An investment in LMP has a high degree of risk including the lack of a listed market for its securities, as well as other risks common to Regulation A investments generally, including, but not limited to, a small equity market capitalization and lack of public float, which may impair the liquidity of these investments. LMP can make no assurances about the success of its products, licensing or marketing efforts, or their ability to qualify for a listing on a national, or any other, securities exchange; consequently, investors in LMP may lose some or all of their investments.

Specific Risks of the LMP Offering

In addition to the general risk of investment in a Regulation A Offering such as LMP as discussed on the immediately previous page, there are a number of risks associated with an investment in LMP's business specifically. These risks are detailed on pages 6-25 of LMP's Offering Circular (Form 1-A) filed with the Securities and Exchange Commission ("SEC"), which all prospective investors in LMP's Regulation A Offering should carefully consider in their entirety.

Such risks include, but are not limited to:

• A limited operating history, which makes it difficult for LMP and its executives to evaluate its future business prospects and make decisions based on its expected future performance

• LMP participates in the highly competitive automotive industry; pressure from existing and new companies, as well as new and emerging distribution channels and/or technologies, may adversely affect LMP's expected operating results

• LMP's business is dependent on a larger automotive ecosystem, including consumer demand, global supply chain changes and other macroeconomic issues

• LMP depends on its e-commerce business. Its failure to manage this business and deliver a seamless online experience to its customers could have an adverse effect on its growth strategy, business, financial condition, operating results, and prospects

• Vehicle subscription is a relatively new business model, and may not be widely adopted

• LMP faces risks from the use of its vehicles by both rental and subscription customers

• LMP has significant geographic concentration of sales and services in the Southeast Florida automotive market

• Dependence on key personnel to operate its business, and if LMP is unable to retain, attract and integrate qualified personnel, its ability to grow its business could be harmed

• LMP intends to acquire other companies and/or technologies, which could divert its management's attention, result in additional dilution to its stockholders, and otherwise disrupt its operations and harm its operating results

• LMP expects that it will require additional debt and equity capital to pursue its business objectives and respond to business opportunities, challenges, and/or other unforeseen circumstances. If such capital is not made available to LMP, or not available on favorable terms, LMP's business, operating results, and financial conditions may be harmed

• LMP's business is dependent on access to a desirable vehicle inventory. Obstacles to acquiring attractive inventory whether due to supply, competition, inability to finance inventory, an inability to expeditiously sell inventory, and other factors, may have a material adverse affect on the Company's business, sales, and results of operations

• As a public reporting company with less than $1.07 billion in our last fiscal year, LMP qualifies as an "emerging growth company" under the Jumpstart Our Business Startups (JOBS) Act. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are generally applicable to other public companies

Offering Summary

Issuer	LMP Automotive Holdings, Inc.
Security	Common Stock
Proposed Exchange/Ticker	Nasdaq Capital Market: LMPX
Shares Outstanding Prior to the Offering	24,296,037 shares of Common Stock
Shares Offered	1,000,000 to 2,300,000 shares of Common Stock, including up to 300,000 shares of Common Stock if BSL exercises its over-subscription option.
Expected Price	$5.00 per share
Offering Size	$5,000,000 to $11,500,000, including up to $1,500,000 if BSL exercises its over-subscription option."
Lock-Up Agreement	Six-month lock-up period for all directors, officers and pre-IPO shareholders
Underwriter	Boustead Securities, LLC
Expected Pricing Date	Fall 2018

Our goal is to provide a new and convenient retail experience for people who want to buy, sell, rent, subscribe and finance automobiles all from their desktops and mobile devices, or in person.

We are an e-commerce platform for buying, selling, financing, subscribing to and renting late model pre-owned vehicles .

   

Buy
Auction
Off-Lease
Fleet Purchase

Rent or Subscribe

Sell

Repeat
Auction
Off-Lease
Fleet Purchase



Our Business

The LMP model aims to disrupt the traditional pre-owned vehicle sales model, by creating operational efficiencies designed to achieve better performance than industry average, while creating a better purchasing, subscribing and renting experience for our customers.



Our platform is designed to provide customers buying, subscribing or renting with the ability to manage the experience all online.



Buy

Auction
Off-Lease
Wholesale Purchase
Fleet Purchase

For pre-owned vehicle customers, we believe our platform offers a broad selection of vehicles at what we consider the best value.

We expect to build fleet inventories through auctions, wholesale and fleet purchases, and off-lease purchases from manufacturers and dealers.



Rent or Subscribe

Seeking to Maximize Revenue per Vehicle Unit

We believe that our platform offers customers seeking rental vehicles proximate to locations next to airports, popular tourist locations and business centers, offering what we consider to be a wide selection of vehicles at competitive rates more favorable rates than on-airport competitors.

Acquired vehicles through our fleet purchasing program are placed into our rental and subscription* fleet.

* Our subscription program is expected to focus on highline or luxury vehicles

 Sell

Vehicles acquired through auction and off-lease are placed on our e-commerce platform for sale nationwide.

After a predetermined time period* and/or mileage is achieved, vehicles purchased in our fleet program are also placed on our eCommerce platform.

* Average 60 days for rental and 120 days for subscriptions





Repeat

Auction
Off-Lease
Wholesale Purchase
Fleet Purchase

We plan to build and rebuild our fleet inventory through free cash flow, financings and opportunistic acquisitions.

Inventory size and pricing are the keys to throughput. Our plan is to establish 4 regional centers throughout the United States.







Revenue Drivers



Used Vehicle Sales



Vehicle Rentals



Vehicle
Subscriptions





Warranty



Finance*



Rental Insurance*

* The Company does not currently offer financing or rental insurance, but may do so at a future date.

Our Markets –
Used Vehicle Sales

39.5 million used vehicles are forecast to be sold in 2018, up from 39.3 million in 2017, at an average price of $19,500.[1]

We believe our markets are highly fragmented. 43,000 used car dealerships with the largest owning about 1.7% market share.[2]



Pre-Owned Vehicle Sales [1]

□ Total Sales   □ Franchise Used   □ Certified Pre-Owned

$50,000,000	
$40,000,000	
$30,000,000	
$20,000,000	
$10,000,000	
$-	

2012   2013   2014   2015   2016   2017

Our Markets –Rentals

2017 U.S. Car Rental Market [4]

U.S. Cars in Service (Avg.) 2017	# U.S. Locations	2017 U.S. Revenue Est. (in millions)	2016 U.S. Revenue (in millions)
2,186,700	19,643	28,626	28,439

- $29 billion in annual revenues.

- Rental fleet in U.S. of approximately 2.2 million units.

- Avg. revenue per unit per month is approximately $1,091 [5]



What we Consider Our Competitive Advantages

Integrated Online Brick & Mortar Strategy

Centralization and automation of key back office functions reduces key costs.

Cycle of "Buy, Rent or Subscribe, Sell & Repeat"

Expected to minimize cost and maximize revenue per unit, while providing a constant supply of vehicles for our e-commerce platform.

Leadership

We believe our management capabilities and understanding of the emerging mobility marketplace provides a competitive advantage in our market.



Growth Strategy

Sales

- Increase sales through increasing the size of our inventory

  Build inventory through auction, wholesale dealer and manufacturer excess inventory off-lease and fleet rental purchases. In addition, we expect to make opportunistic and accretive acquisitions

- Increase sales through offering value

  We believe value for the consumer is created through a combination of price, selection, transparency, credibility and transaction experience

Rentals

- Increase rentals through well-stocked inventory and selection

  We believe that consumers want to drive a vehicle similar to the one they have at home when they travel including high-line vehicles at attractive rates

- Proximity of our locations to airports, popular tourist destinations, and business centers

  Maximize traffic by having locations next to airports, popular tourist destinations, and business centers while minimizing cost by establishing locations off-airport

Marketing & Advertising

National Ad Strategy



LMP plans to increase sales by increasing inventory, and then listing vehicles on a number of retail internet sites such as eBay.com, CarGurus.com, CarFax.com and Carsforsale.com. We also expect to maintain our own store within many of these online retail sites.

We utilize social media platforms such as Facebook, Instagram, Google+ and others to build brand awareness, identify and engage potential customers, increase search engine optimization and build our overall business.

Regional Strategy

We expect to benefit from logistical and operational efficiencies through creation of clusters of large, centrally located facilities.

Each facility is expected to be supported by:
- State-of-the-art photo studios that provide optimal visual presentations of each vehicle
- Centralized back office functions
- Pooled inventory database hosted in the cloud



**Planned Facilities
Southeast, Northeast, Midwest and West Regions**

Team

Samer "Sam" Salahel-Din Tawfik is the founder of LMP Automotive Holdings, Inc. and has served as our President, Chief Executive Officer and Chairman of the board of directors since January 2018. Prior to founding LMP Automotive Holdings, Inc., Mr. Tawfik was the founder and Managing Partner of ST RXR Investments, LLC. Mr. Tawfik was also the founder and Chief Executive Officer of Telco Group, Inc. which was acquired by Leucadia National Corp in 2007 and was the founder and Chief Executive Officer of PT-1 Communications, Inc., which was acquired by Star Telecommunications Inc. in 1998. From February 1999 through March 2000, Mr. Tawfik served as a Director of Star Telecommunications, Inc. We believe Mr. Tawfik has extensive experience in technology, finance, banking and statistical science.

Hamed Parhizkar is the Chief Financial Officer of the Company. From September 2017 to June 2018, Mr. Parhizkar served as Chief Financial Officer at Southern United Auto Group. From April 2013 to September 2017, Mr. Parhizkar served as Chief Accounting Officer and Corporate Controller at RML Automotive. Prior to that, Mr. Parhizkar also served as Market Controller at Group 1 Automotive and Regional Area Controller at Penske Automotive Group. Mr. Parhizkar holds a B.A. in Finance from Georgia State University.

Team

William "Billy" Cohen has served as a member of our board of directors and the Lead Independent Director since March 2018. He is currently the Vice Chairman at Newmark Knight Frank. Mr. Cohen has over 38 years' of experience with commercial real estate acquisitions, conflict management, negotiation, fund raising, tenant representation, owner representation, leasing advisory services, property and asset management, and corporate advisory services. Mr. Cohen holds a B.A. in Finance from the University of Miami.

Tarang "TJ" Gupta has served as a member of our board of directors since March 2018. He is the founder and Managing Partner of Riveria Investment Group. Prior to founding Riveria Investment Group, Mr. Gupta was a private equity investor at Stripes Group, where he was responsible for deal execution and portfolio company management across the consumer and technology sectors, and was an investment banker in the mergers and acquisitions group at Houlihan Lokey. Mr. Gupta holds a B.A. in Financial Economics from the University of Virginia.

Derek Goodman has served as a member of our board of directors since June 2018. Mr. Goodman is a Managing Member of Autonomy Capital, a thematic global macro investment firm with a locally focused perspective. From August 2005 to July 2008, Mr. Goodman served as a Managing Director at Millennium Partners and previous to that served at Provident Advisors LLC, both multi-strategy investment firms. Mr. Goodman holds a B.S. in Economics from The Wharton School of the University of Pennsylvania.

Key Takeaways



- Expected Beneficiary of a Paradigm Shift in the Automotive Retail, Rental and Subscription Markets
- Early Mover in the Pre-Owned Vehicle Subscription Market
- Scalable and Differentiated Platform

Sources

Footnotes	Sources
1	Cox Automotive 2018 Used Car Market Report - Page 5/6
2	Carvana S-1 as filed with the SEC on April 4, 2018 – Page 7
3	"The Millennials Are Coming" printed at Automotive News.com on February 27, 2017. – Page 1
4	Auto Rental News 2018 Fact Book. – Page 1
5	"2017 US Car Rental Market Reaches $28.6 Billion" printed at Auto Rental News.com on December 13, 2017. – Page 1



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